

**LAKE SHORE**
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 689-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com




05005807



**BY MAIL**

February 3, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

**Re: Lake Shore Gold Corp. (the "Company") - File 82-34769**

Enclosed please find the Company's documents disseminated during the month of January 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

**Lake Shore Gold Corp.**

Susy H. Horna
Executive Legal Assistant



LAKE SHORE
GOLD CORP.

NEWS *RELEASE*

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

# LAKE SHORE GOLD EXPLORATION UPDATE
# 2005 RESOURCE EXPANSION DRILLING
# PRE-FEASIBILITY TO START ON TIMMINS GOLD PROJECT, ONTARIO

January 6, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that the 2005 resource expansion drilling program on the Company's 100% owned Timmins Gold Property will be initiated in January 2005. Three diamond drills will be used for this program; two drills will continue with the section drilling and a third drill will be used to define satellite gold mineralization on the Property. Drilling is expected to continue through the next 12 months. Pre-feasibility studies will also commence with completion expected in 2005. These studies will include baseline environmental studies, engineering and additional metallurgical studies, and socio-economic studies.

On December 31, 2004, Lake Shore acquired a 100% interest in the Timmins Gold Property (see News Release dated December 31, 2004), which has indicated and inferred mineral resources as shown below:

2004 Estimated Resources* (Lake Shore Gold Corp.)

| Category | Tonnes | Cut Grade Au (g/t) | Uncut Grade Au (g/t) | Contained Ounces Cut | Contained Ounces Uncut |
|---|---|---|---|---|---|
| Indicated | 1,369,000 | 10.96 | 16.45 | 482,000 | 724,000 |
| Inferred | 200,000 | 8.70 | 12.43 | 56,000 | 80,000 |
| Additional Inferred** | 1,000,000 | 4.07 | 4.07 | 131,000 | 131,000 |

* Based on a 6 gram per tonne gold minimum cutoff and 50 gram per tonne gold cap, except the Footwall Zone that was cut to 30 grams per tonne gold.
** Additional Inferred Resources grading 3-6 grams per tonne gold.

The current resource figures are National Instrument 43-101 compliant and have been externally audited by Watts, Griffis and McOuat Limited, consulting geologists and engineers, as disclosed in the Company's News Release dated September 10, 2004. The Ultramafic Zone, Footwall Zone and the newly discovered Deep Zone mineralization are all open down plunge to the west and will be the focus of the 2005 expansion drilling program. The strength and consistent grades of both the Ultramafic Zone and the Footwall Zone have been demonstrated in the 2004 drilling programs and management believes that the next resource base target of 1.5 million ounces is realistic and achievable with the planned program. The newly discovered Deep Zone has exploration potential in all directions. Satellite gold mineralization intersected in earlier drilling will also be targeted and both have the potential to significantly increase the resource base.

...more

The success of the 2003/2004 drilling programs on the Timmins Gold Property has added a totally new dimension to the western extension of the Timmins Gold Camp. Lake Shore has acquired/optioned a number of properties within this target area and exploration/drilling campaigns will be initiated on three of these properties. Drilling will continue to explore the adjoining Thunder Creek Property optioned from Band-Ore Resources Ltd. where gold mineralization has been drill intersected in an ultramafic intrusive host, similar to the main mineralized host in the Ultramafic Zone on the Timmins Gold Property.

In January 2005, a first phase drill program will be initiated on the optioned Ogden Property adjoining the past producing Desantis Mine, to the east of the Timmins Gold Property as well as on the Price Property along the Destor-Porcupine Fault to the southeast of the Timmins Gold Property. Limited past exploration on the Price Property identified a porphyry body intruding Ultramafic rocks with localized gold mineralization (see News Release dated September 13, 2004).

A second phase, resource definition drilling program will be initiated this month on the Company's 100% owned Bazooka Gold Property located in Beauchastel Township, seven kilometres southwest of Rouyn Noranda, Québec. The Property covers 1.8 kilometres of the main Cadillac break, immediately west of the Augmitto deposit of Yorbeau Resources Inc. A first phase drilling program completed in 2004 resulted in 26 new gold intersections with a 560 metre long, 20 metre to 60 metre wide zone of strong deformation and alteration. High-grade gold mineralization is hosted by sulphides rich quartz-tourmaline veining within the deformation zone (see News Release dated March 29, 2004). The 2005 drilling program should expand the above mineralization along strike and to depth.

Daniel Innes, President of Lake Shore Gold Corp. said, "2005 promises to be a defining year for our Company with the continued advancement of our principal projects and excellent potential for new resource development."

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, President
John G. Paterson, Director
**Lake Shore Gold Corp.**
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
**Lake Shore Gold Corp.**
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

## LAKE SHORE GOLD CORP. GRADUATES TO TIER 1

January 7, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has met the requirements for graduation to Tier 1 of the TSX Venture Exchange, effective January 10, 2005. Tier 1 issuers have fewer filing requirements than Tier 2 issuers and are recognized on the TSX Venture Exchange as senior companies with the most significant resources.

With the graduation to Tier 1, all 4,067,400 shares of the Company held in escrow pursuant to a 2002 Escrow Agreement will be released immediately. Over 4 million of those shares are owned by Aurora Platinum Corp., which owns 18.9% of Lake Shore. Aurora has acquired the shares for investment purposes and has no current intention to dispose of the shares.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30 –

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
**Lake Shore Gold Corp.**
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

# LAKE SHORE GOLD CORP.
# STOCK OPTION PLAN APPROVED

January 20, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced that the TSX Venture Exchange has accepted for filing the Company's Stock Option Plan that was approved by the Company's shareholders at the Special Meeting of Shareholders held on December 29, 2004.

TSXV Policy permits companies to adopt plans that reserve a specified number of shares, up to a maximum of 20% of the company's issued shares as at the date of shareholder approval. Lake Shore sought and received shareholder approval to reserve a maximum of 15% of its issued shares. As a result, there remain 4,825,159 shares available for grant by the Board of Directors pursuant to the Company's Stock Option Plan.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30 –

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
**Lake Shore Gold Corp.**
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

# LAKE SHORE GOLD CORP.
# APPOINTS BRIAN R. BOOTH AS PRESIDENT

January 31, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** is pleased to announce that effective February 16, 2005 Brian R. Booth will be appointed President & CEO and a director of the Company. Daniel G. Innes will resign as President & CEO and will be appointed Chair of the Board of Directors. Mr. Innes was President of Lake Shore since January 2003 and the Company credits much of its success to his tremendous contribution. Mr. Innes is the President and CEO of Aurora Platinum Corp., which owns an 18.9% interest in Lake Shore, and is also the Vice President, Exploration and a director of Southwestern Resources Corp. Anthony R. Harvey, former Chair of the Board, will be appointed Lead Director. To create a vacancy on the Board and facilitate the appointment of Mr. Booth, Thomas W. Beattie will resign as director of Lake Shore and will be appointed Vice President, Corporate Development. All appointments will be effective February 16, 2005.

Mr. Booth has explored for nickel-copper, precious and base metal deposits throughout Canada, Europe and southeast Asia for 22 years. On February 15, 2005 he will be resigning as Manager of Exploration, North America and Europe, of Inco Limited, one of the world's largest mining companies. Mr. Booth began his career as a geologist on the Casa Berardi gold discoveries in Québec and other gold exploration projects in Québec and the Maritimes, including underground testing of a gold deposit in Nova Scotia. In 1988, he opened Inco's exploration office in Val d'Or, Québec and is credited with the discovery of the Douay West gold deposit in 1990. In 1994, as Inco's Manager Exploration, Eastern North America he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery and was appointed to Societé D'Exploration Minière Vior Inc. Board of Directors as Inco's representative. In 1996 he relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Prior to reassignment to Sudbury in 1999, Mr. Booth was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

With Lake Shore's successful exploration results at its now 100% owned Timmins Gold Property, Mr. Booth's expertise will be of immediate and significant value to Lake Shore. In recognition of Mr. Booth's experience the Board has agreed to grant him incentive options to purchase 500,000 shares of the Company, exercisable at a price of $0.80 per share for a period of five years.

During 2005 Lake Shore will expand the drilling program to increase the resource base and commence pre-feasibility studies on the Timmins Gold Property, which has an indicated mineral resource of 724,000 ounces of gold (grade uncut) as disclosed in the Company's news release dated September 10, 2004.

...more

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:


Daniel G. Innes, President
Thomas W. Beattie, Director
**Lake Shore Gold Corp.**
Suite 1650, PO Box 10102
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
**Lake Shore Gold Corp.**
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com